

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   April 25, 2017

Stanley W. Fields
NewsBeat Social, Inc.
3123 NW Industrial Street
Portland, OR 97210

> **Re: NewsBeat Social, Inc.**
> **Post Qualification Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 30, 2017**
> **File No. 024-10529**

Dear Mr. Fields:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement on the cover page that "If, on the first closing date for this offering (the "Initial Closing), we have sold less than the maximum number of Offered Shares, then we may hold one or more additional closings for additional sales (each an "Additional Closing"), up to the maximum number of Offered Shares, and until the Termination Date." We further note your statement on page 8 that "No sales of Offered Shares will be made anywhere in the world prior to the qualification of the Offering Statement by the SEC in the United States." We finally note your statement on page 8 that "We intend to file the post-qualification amendment and request its qualification immediately prior to the termination of the offering in order that the Form 8-A may become effective as soon as practicable." Please tell us whether you intend to hold any closings prior to qualification of this post-qualification amendment, and revise your disclosure accordingly.

2. We note your reference on the cover page to an "online public offering" and the reference in the Plan of Distribution to the "NBS IPO Page." Please provide a working URL for

the "NBS IPO Page" or tell us what will be on this webpage. We note in this regard the Investment Process Walkthrough, which references an offering with Hambrecht for $5 per share, still available on your website linked here: http://newsbeatsocial.com/watch/NWDZbCMweeQ. Expand to describe in better detail how you will conduct this offering and distribute your securities. Clarify whether this webpage will be the exclusive means by which prospective investors may subscribe in this offering, or whether you will be selling the shares through commissioned sales agents or other persons.

Financial Statements, page F-1

3. Please revise your filing to include audited financial statements for fiscal 2016 and 2015 as required by Rule 8-08 of Regulation S-X.

Index to Exhibits, page III-1

4. Please file a new legality opinion and the revised subscription agreement as exhibits to the offering statement. Please also file any new or revised "testing the waters" materials as exhibits to the offering statement or confirm that any such materials are substantively the same as materials previously filed with the offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure